EXHIBIT D-13

                                 [LOGO OMITTED]

                               STATE OF NEW JERSEY
                            Board of Public Utilities
                               Two Gateway Center
                                Newark, NJ 07102
                               www.bpu.state.nj.us


                                                   ENERGY
                                                   ------

IN THE MATTER OF THE PETITION OF JERSEY    )       ORDER ADOPTING
CENTRAL POWER AND LIGHT COMPANY FOR        )       JOINT POSITION
APPROVAL OF A SERVICE AGREEMENT WITH       )
FIRSTENERGY SERVICE COMPANY                )       DOCKET NO. EM02100777

          AND

IN THE MATTER OF THE PETITION OF JERSEY    )
CENTRAL POWER AND LIGHT COMPANY FOR        )       DOCKET NO. EE98050267
APPROVAL OF 4 NEW SERVICE AGREEMENT WITH   )
GPU SERVICE, INC.                          )

                             (Service List Attached)

BY THE BOARD:

On October 18, 2002, Jersey Central Power and Light Company ("JCP&L", "Petitioner", or "Company") filed a petition with the New Jersey Board of Public Utilities ("Board") seeking approval of a Service Agreement ("2002 Service Agreement" or "Agreement") between the Petitioner and FirstEnergy Service Company ("ServeCo"). The Company is seeking approval of the Agreement, the allocation formulas, and methodologies set forth therein to be applicable for ratemaking purposes, and other approvals and authorizations as may be necessary or proper in connection with the above.

Background
----------

In 1971, the GPU Energy Companies, JCP&L, Metropolitan Edison Company ("Met-Ed") and Pennsylvania Electric Company ("Penelec") (collectively, "GPU"), formed GPU Service, Inc. ("GPUS"), a mutual service company for the purposes of centralizing certain services. By Board Order dated April 28, 1971, in Docket No. 713-200; GPUS was, and currently is, authorized to provide various management services to JCP&L, Met-Ed, and Penelec./1/

----------

1 IMO The Petition Jersey Central Power & Light Company and New Jersey Power & Light Company for Approval of an agreement with GPU Service Corporation, BPU Dkt. No. 713-2000, dated April 28, 1971.


                                                       BPU Docket Nos EM02100777
                                                                  and EE98050267

From 1971 through December 31, 1998, GPUS provided services to JCP&L pursuant to this agreement. On May 11, 1998, JCP&L filed a petition with the Board for approval of an expanded service agreement to accommodate the newly installed SAP Enterprise software, as well as approval to transfer certain inventory from JCP&L to GPUS.

By Board Order dated October 9, 2001, in Docket No. EM00110870/2/, the Board approved the merger of FirstEnergy Corp. ("FirstEnergy") and GPU. The merger became effective on November 7, 2001 and, as a result, FirstEnergy now owns all of the outstanding common stock of JCP&L. As a result of the merger, FirstEnergy became a registered holding company under the Public Utility Holding Company Act of 1935, 15 U.S.C. ss.79a et seq. ("PUHCA"). By Order dated October 29, 2001, the Securities and Exchange Commission ("SEC") approved the merger and directed FirstEnergy to file an application with the SEC, on or before September 1, 2002, for authorization for ServeCo to provide all common corporate services to FirstEnergy and all of its utility and non-utility subsidiaries. Subsequently, the SEC Staff granted FirstEnergy's request for an extension of time to file its application until October 15, 2002. On October 15, 2002, FirstEnergy filed its application with the SEC. In the SEC Merger Order, the SEC indicated that the application should include the proposed form of service agreement, policies and procedures and cost allocation methods and should provide for ServeCo to be fully functioning by February 1, 2003. FirstEnergy petitioned the SEC for a delay in the implementation date to April 1, 2003, in order to coincide with the installation of new SAP Enterprise Software. The SEC granted this request.

On June 30, 2003, the SEC rendered a decision approving: 1) the consolidation of service functions in ServeCo; (2) ServeCo's policies and procedures; (3) the Service Agreement to be entered into with FirstEnergy, each of its utility subsidiaries, and each other associate company in the FirstEnergy system that requests services from ServeCo; and (4) services to be rendered by the utility subsidiaries to each other ("Utility Service Agreement") through August 1, 2006. The SEC also reserved jurisdiction over JCP&L's participation in the Service Agreement until completion of the record. This was done to allow the Board to complete its review of the 2002 Service Agreement. In late 2003, the SEC initiated an audit of ServeCo which is still pending.

FirstEnergy Service Company
---------------------------

ServeCo is a mutual service company in accordance with Rules 87, 88, and 93 under PUHCA. It will keep accounts, cost-accounting procedures, books and other records consistent with the SEC's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies. Rule 90 under PUHCA generally requires that all pricing of transactions between companies within a registered holding company system shall be limited to "no more than cost" as determined by Rule 91 under PUHCA/3/.

Pursuant to the Service Agreement, ServeCo will provide various corporate, managerial and administrative support services in the following areas: administrative services, business development, call centers, claims, communications, controllers, corporate and shareholder services, corporate affairs and community involvement, credit management, energy delivery and customer service, economic development, enterprise risk management,. FirstEnergy technologies, FirstEnergy telecom, governmental affairs, human resources,

----------

2 IMO The Joint Petition of FirstEnergy Corp. and Jersey Central Power and Light Company, d/b/a GPU Energy. for Approval of a Change in Ownership and Acquisition of Control of a New Jersey Public Utility and Other Relief, BPU Dkt. No. EM00110870, dated October 9, 2001.

3 Rule 91 under PUHCA defines the phrase "at no more than cost" to mean the "price (taking into account all charges) [that] does not exceed a fair and equitable allocation of expenses (including the price paid for the goods) plus reasonable compensation for necessary capital.


                                       2
                                                       BPU Docket Nos EM02100777
                                                                  and EE98050267
industrial relations, information services, insurance services, internal audit, investment services, investor relations, legal, performance planning, rates and regulatory affairs, real estate, supply chain, transmission & distribution technical services, treasury and workforce development. ServeCo will not perform the "operations" services for Petitioner; those functions have been shifted back to the utilities.

FirstEnergy organizes and conducts its utility subsidiary operations on a regional basis. These regions operate and are managed as separate business units. JCP&L's New Jersey service territory is comprised of two regions - Northern and Central.

2002 Service Agreement
----------------------

Under the Service Agreement, ServeCo will directly assign and charge its associate companies for all costs of products or services where possible. It is expected that the majority of costs incurred by or on behalf of JCP&L, that are payable to ServeCo, will be directly charged. The costs associated with those services that cannot readily be direct billed will be allocated according to one of the specific formulas enumerated in Exhibit A of the Service Agreement.

For the indirect costs for products or services benefiting the entire FirstEnergy system, the agreement reflects the use of allocators which are based upon multiple factors to closely reflect the Board approved Modified Massachusetts formula used by PSEG Services Corporation. The multiple factor - utility allocator includes: 1) gross transmission and/or distribution plant; 2) operating and maintenance expense excluding purchase power and fuel costs; and
3) transmission and/or distribution revenues, excluding transactions with affiliates.

The Agreement provides that by September 30th of each year, a Service Request will be prepared, listing services to be provided to JCP&L by ServeCo and any special arrangements related to the provision of such services for the upcoming year, based on services provided during the preceding year. The Agreement also states that either party to the agreement may terminate the Agreement by providing 60-day written notice to the other party.

On March 5, 2003, the Board transferred the 2002 and 1998 petitions to the Office of Administrative Law ("OAL") where they were assigned to Administrative Law Judge ("ALJ") Irene Jones. The Board requested that these cases be consolidated with the pending base rate case at that time. However, ALJ Jones rejected the consolidation request. The cases, however, remained at the OAL, but no action was taken. Subsequently, on July 11, 2005, the Board via a Secretary's Letter recalled these matters from the OAL.

The parties to these proceedings include the Company, Board Staff ("Staff") and the Division of the Ratepayer Advocate ("Ratepayer Advocate" or "RPA") (collectively, "parties"). Numerous discovery requests were propounded upon the Company by both the RPA and Staff. The parties held numerous discovery conferences and settlement discussions which ultimately resulted in a joint position ("Joint Position") entered into between JCP&L and Board Staff on July 29, 2005 resolving both petitions. The Ratepayer Advocate did not sign the Joint Position and subsequently submitted comments to the Board on August 8, 2005. The Company submitted reply comments to the Board on August 16, 2005.

Subsequent to signing of the Joint Position, on August 8, 2005, the Energy Policy Act of 2005 ("EPAct 2005") was signed into law. Among other things, EPAct 2005 repeals PUHCA effective February 2006. In response to the repeal of PUHCA, the Company and Staff agreed to amend several paragraphs of the Joint Position to address reporting requirements which will be affected by the repeal of PUHCA.


                                       3
                                                       BPU Docket Nos EM02100777
                                                                  and EE98050267

Joint Position
--------------

The amended Joint Position provides for the following:

     As contained in the 2002 Service Agreement, ServeCo costs will be directly charged whenever practicable and possible with the goal of increasing direct billings relative to current experience. JCP&L will report quarterly on direct and indirect charges by function and respond to questions concerning such reports. In its next base rate case proceeding, JCP&L will file testimony addressing the steps taken to increase direct billings.

     No later than the end of the second calendar quarter of each year ("Reporting Year"), JCP&L will provide the Board, Staff, and the Ratepayer Advocate with the following reports:

          a. A copy of the Form U-13-60 filed with the SEC, or with any successor agency or agencies to the SEC resulting from the repeal of PUHCA (any such successor agency or agencies being referred to herein as the "Successor Agency"); that describes ServeCo direct billings versus allocated costs for each operating utility company in the FirstEnergy system. If JCP&L is no longer required to file Form U-13-60 by the SEC or the Successor Agency, JCP&L agrees to continue to file with the Board any other form required to be filed with the SEC or Successor Agency that provides data substantially equivalent to that provided in the U-13-60 and, if JCP&L is not required to file any such form, it will nonetheless provide the Board with data substantially equivalent to that provided in the U-13-60. In addition, JCP&L will provide a further breakdown for JCP&L, that identifies the total amounts charged, separately stating direct and indirect charges to JCP&L for each service function.

          b. The cost allocation percentages and supporting work papers for the Reporting Year based on the estimated plan factors for the Reporting Year. Such report will compare these estimated plan factors and cost allocation percentages for the Reporting Year to those actual allocation factors and percentages used in the previous year and highlight all modifications and specifically identify those that occurred during the course of the year due to significant events based on the prior year's actual results of ServeCo's charges for each allocation factor for each FirstEnergy affiliate. JCP&L will explain any change to allocation factors to JCP&L that are more than five percentage points. The Company will also make available on request any prior months' variance reports regarding ServeCo billings to JCP&L.

     o JCP&L will also provide copies to Staff and the Ratepayer Advocate of the portions of any internal or external audit reports (including any currently pending) performed by or for ServeCo, including SEC reports or the Successor Agency's reports on JCP&L's affiliate relationships, pertaining directly or indirectly to ServeCo's determinations of direct billing and cost allocations to its affiliates, but only after the audit is complete and the report is final. Such material will. be provided no later than 30 days after the final report is completed. If after review of such material, Staff and the Ratepayer Advocate determines that review of the remainder of such audit report is warranted, JCP&L will make the complete report available for review in JCP&L's Morristown office or at the Board, but not for reproduction.

     o JCP&L and ServeCo will promptly notify the Board, Staff, and the Ratepayer Advocate when it has received notice that the SEC or the Successor Agency is preparing to perform an audit of ServeCo. JCP&L


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                                                       BPU Docket Nos EM02100777
                                                                  and EE98050267
          will provide copies of the portions of all audits highlighting the findings and recommendations and ordered changes to the 2002 Service Agreement pertaining directly or indirectly to ServeCo's determinations of direct billings and cost allocations to its affiliates, as well as any sections addressing JCP&L. If after review of such material, Board Staff and the Ratepayer Advocate determines that review of the remainder of such audit report is warranted, JCP&L will make the complete report available for review in JCP&L's Morristown office or at the Board, but not for reproduction. Board Staff reserves their right to review the 2002 Service Agreement in response to any recommendations made in the SEC's or the Successor Agency's Audit Report, as well as any SEC or Successor Agency Order affecting the 2002 Service Agreement.

          JCP&L will promptly notify the Board, Staff, and the Ratepayer Advocate when it has received notice that the SEC or the Successor Agency is rendering a specific decision affecting ServeCo, including any generic rulemakings.

          For assets that ServeCo acquires for use by JCP&L, the same capitalization/expense policies shall apply to those assets that are applicable under the Board's standards for assets acquired directly by JCP&L.

     o For depreciable assets that ServeCo acquires for use by JCP&L, the depreciation expense charged to JCP&L by ServeCo- shall reflect the same depreciable lives and methods required by the Board for similar assets acquired directly by JCP&L. In no event shall depreciable lives on plant acquired for JCP&L by ServeCo be shorter than those approved by the Board for similar property acquired directly by JCP&L.

     o For assets that ServeCo acquires for use by JCP&L, the rate of return shall be based on JCP&L's authorized rate of return, unless ServeCo is able to finance the asset at a lower cost than JCP&L. In such cases, the lower cost financing will be reflected in ServeCo's billings to JCP&L, and the resulting benefit will be passed on to ratepayers.

          Board Staff will be assured reasonable and convenient access to the books and records of ServeCo and other FirstEnergy companies that transact business with JCP&L, and supporting documentation thereof, but only to the extent relevant to transactions with JCP&L.

     o The Board will be sent copies of any and all "60-day" letters, and supporting documentation, sent by ServeCo to the SEC or the Successor Agency concerning any proposed changes in the 2002 Service Agreement.

     o JCP&L will continue to be responsible for managing its energy supplies and capacity assets and all analysis that determines supply and demand for JCP&L, all consistent with the Board Merger Order and other applicable Board Orders or regulations.

          JCP&L will file petitions for approval of any modifications to the 2002 Service Agreement, including changes in methods or formulae used to allocate costs, with the Board at the same time it makes a filing with the SEC or the Successor Agency.

     o Board Staff reserve their right to review the 2002 Service Agreement and related cost allocations in the Company's future base rate cases, in conjunction with future competitive service audits, in response to any changes in the Board's affiliate relations standards, and for other good cause shown.


                                       5
                                                       BPU Docket Nos EM02100777
                                                                  and EE98050267

          JCP&L shall have the right to opt out of any ServeCo service that it determines can be procured in a more economical manner, is not of a desired quality level, or for any other valid reason, including Board Orders, after having failed to first resolve the issue with ServeCo, and JCP&L shall not be penalized for any such decision to opt out.

     o JCP&L agrees that the Board under its authority pursuant to the Electric Discount and Energy Competition Act ("EDECA") may review the allocation of costs in sufficient detail to analyze their reasonableness, the type and scope of services that ServeCo provides to JCP&L, and the basis for inclusion of new participants in ServeCo's allocation formula. JCP&L and ServeCo shall record costs and cost allocation procedures in sufficient detail to allow the Board to analyze, evaluate, and render a determination as to their reasonableness for ratemaking purposes.

          Notwithstanding the provisions of this Joint Position, Petitioner will be bound by any future Board Orders regarding ServeCo, such as may result from a Competitive Service Audit.

     o The 1998 petition filed by JCP&L in Docket No. EE98050267, relating to a new services agreement with GPUS, will be deemed approved as requested, nunc pro tunc, for the period January 1, 1999 through May 31, 2003.

     o ServeCo has represented that some of its expenses are not directly related to specific current operations or functions of individual subsidiaries but contribute to both the current and future operations of the FirstEnergy system as a whole. Such costs are described in the 2002 Service Agreement as Indirect Costs/Multiple Factor-All ("Indirect Costs"). A portion of the Indirect Costs shall be allocated to FirstEnergy Corp. and retained at the FirstEnergy Corp. level (i.e., not pushed down to operating companies). The current practice is that five percent of these Indirect Costs are allocated to FirstEnergy Corp., in addition to ServeCo costs that are directly charged to FirstEnergy Corp. The portion of Indirect Costs allocated to FirstEnergy Corp. shall be calculated in conformance with ServeCo's current practices, subject to modification in the event the SEC or the Successor Agency determines that a different methodology or allocation percentage is appropriate, but no less than five percent. The Company will promptly inform Board Staff and the Ratepayer Advocate in the event that the SEC or the Successor Agency makes such a determination or issues an audit report or similar document recommending a change in the method or the allocation percentage. Board Staff reserves their rights to review the appropriateness of any such allocations, and to recommend an adjustment in rates in JCP&L's next rate case to disallow recovery of any portion of the Indirect Costs included in the test period which in the view of Board Staff should have been allocated to FirstEnergy Corp.

     o JCP&L will continue its policy of reflecting in allocation factors new participants to the 2002 Service Agreement in a timely manner so that new participants begin paying a fair share of ServeCo costs within a reasonable time after becoming participants and that existing participants' share of ServeCo costs are promptly adjusted accordingly after new participants become participants to the 2002 Service Agreement. Allocation factors shall also be adjusted in a timely manner to reflect the departure of participants.

     o Basic Generation Service revenues and expenses including transmission will be excluded from the proposed Multiple Factor-All and Multiple Factor-Utilities Formula for allocating ServeCo costs to JCP&L.


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                                                       BPU Docket Nos EM02100777
                                                                  and EE98050267

Ratepayer Advocate Comments
---------------------------

By letter dated August 8, 2005 the Ratepayer Advocate submitted its comments in this matter. In its comments the RPA raised four primary concerns about the 2002 Service Agreement. The Ratepayer Advocate took the position that 1) the allocated portion of indirect corporate overhead costs that benefit the FirstEnergy Corp. system as a whole should be increased from the current five percent to ten percent; 2) indirect billings to JCP&L should represent no more than thirty (30) percent of total billings from ServeCo unless, JCP&L can demonstrate that such result cannot be reasonably attained; 3) there should e a review of the 2002 Service Agreement to ensure ratepayers are protected following the repeal of PUHCA; and 4) SEC documents should be provided to the RPA. The Ratepayer Advocate did not object to the other terms of the Joint Position. However, based on their four primary concerns, the Ratepayer Advocate asks the Board to reject the Joint Position.

Specifically, the Ratepayer Advocate argues that allocation factors used to allocate corporate charges are based on such items as employee numbers, labor dollars, and asset dollars. Since the parent has relatively few employees and assets, allocation factors might cause scant charges to accrue to the parent absent the setting of some fixed percentage. The Ratepayer Advocate requests that ten percent of indirect corporate overhead costs that cannot be directly assigned or charged to a member company (ies), should be assigned to FirstEnergy, before the remaining balance is allocated using the allocation formula. The Ratepayer Advocate believes that the Board should adopt the ten percent figure as reasonable and notes that Atlantic City Electric Company recently agreed to assign ten percent of such costs to its parent.

With regard to the Ratepayer Advocate's second concern, the Ratepayer Advocate argues that generally, service company costs are billed to operating companies, such as JCP&L through either a) direct charges or b) the use of allocation formula (indirect allocation). Setting the direct billing percentage at seventy percent is reasonable since the Board required PSE&G to maintain a level of direct billings to a level comparable to approximately 84%. Moreover, past experience with CPU's Service Company for the years 1998 through 2002, shows that a higher percentage of direct billing is possible.

The Ratepayer Advocate is concerned that the repeal of PUHCA may affect the manner in which the Service Agreement, if approved, impacts New Jersey ratepayers and therefore argues that additional oversight over service companies might be required.

The Ratepayer Advocate does not object to the approval of the GPUS service agreement, nunc pro tunc, for the period January 1, 1999 through May 1, 2003, subject to review of any charges attributable to that agreement in any subsequent proceeding where rate recovery of those charges is sought by the Company.

JCP&L Reply Comments
--------------------

On August 16, 2005, JCP&L filed a response to the comments submitted by the Ratepayer Advocate. In its response, JCP&L notes that under the Joint Position,. ServeCo will bill directly whenever practicable and possible with the goal of increasing direct billings. It asserts that imposing a 30% limit on indirect charges is not consistent with actual experience. Petitioner argues that the Ratepayer Advocate extracted the 30% indirect limitation from a Public Service Electric and Gas Company ("PSE&G") case. This was improper since unlike PSEG Enterprise Holding Company ("PSEG"), the FirstEnergy Holding Company system encompasses seven operating utilities over three states and its provision of services over this much broader spectrum of entities, by necessity, results in


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                                                       BPU Docket Nos EM02100777
                                                                  and EE98050267
more indirect charging than would be the case in a single-utility system like PSEG.

According to JCP&L, reference to past experience under the GPU system holding company structure is also inappropriate since all utility operations were carried on through the service company. Therefore, under that structure, a high percentage of the overall service company charges were direct charged. Under the FirstEnergy structure, utility workers are employees of each operating utility, with only corporate support staff remaining at the service company. FirstEnergy Service Company provides common services to all entities which cannot be readily assigned to a particular FirstEnergy entity, thus resulting in a higher percentage of indirect charges than under the GPU structure.

JCP&L further argues that the Ratepayer Advocate's comparison to 1998, the year before utility workers were transferred to the service company is inappropriate. Prior to 1999, all indirect charges that were allocated based on the various allocation formulas were assigned to work orders, and were categorized as direct charges. As a result, prior to 1999, only overheads were categorized as indirect charges. Under the policies in effect starting in 1999, however, all allocated costs are categorized as indirect charges, whether or not they are assigned to work orders. Thus, prior to 1999, the portion of costs categorized as direct, was significantly overstated as compared to current policies.

With regard to the Ratepayer Advocate's position that 10% rather than 5% of indirect corporate overhead costs should be assigned to FirstEnergy Corp, JCP&L argues that the Ratepayer Advocate is improperly attempting to extract a single provision from an unrelated settlement involving Atlantic City Electric Company ("ACE"), and impose it on JCP&L. JCP&L further argues that when comparing the respective U-13-60 forms filed by FirstEnergy and Pepco with the SEC, it shows that the FirstEnergy allocation system charges a significantly higher percentage of total service company charges to its parent company than does the Pepco system, notwithstanding FirstEnergy's use of a 5% parent allocation factor as compared to Pepco's 10% factor. This is primarily because in the Pepco system almost all charges to the parent company are indirect, while FirstEnergy direct charges a significant amount to the parent. JCP&L further argues that FirstEnergy even charges a higher percentage of all indirect charges to the parent than does Pepco.

DISCUSSION AND FINDINGS
-----------------------

The Board has carefully considered the Ratepayer Advocate's comments submitted on August 8, 2005 and the reply comments submitted by JCP&L on August 16, 2005. The RPA requested that the Board limit the rate allowance for allocated ServeCo costs in JCP&L's next base rate case to thirty (30) percent of total billings, unless JCP&L can demonstrate that such a result cannot reasonably be attained. The Board is persuaded by the Company's assertions that it should not be required to commit to a seventy (70) percent level of direct charges. With respect to this issue, each holding company structure as well as each holding company's policies and service agreements is uniquely different and shall be evaluated independently and on their own merits. Committing to a seventy (70) percent level of direct charges, may simply be unattainable and therefore would unreasonably force ServeCo to directly assign or attribute costs to JCP&L that should otherwise be borne by other FirstEnergy Companies. The Board notes that there is language in the Joint Position which reserves Board Staffs right to review the 2002 Service Agreement and related cost allocations in future base rate cases, in competitive service audits, in response to any changes in the Board's affiliate relations standards, and for other good cause shown. Moreover, in the Joint Position JCP&L agrees to report quarterly on direct and indirect


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                                                       BPU Docket Nos EM02100777
                                                                  and EE98050267
charges by function, as well as provide testimony in their next base rate case addressing the steps taken to increase direct billings. Thus, if the Board is not satisfied that JCP&L is taking reasonable efforts and steps to meet the intent of the Joint Position to increase direct billings, the Board, in addition to its expansive statutory authority, has specific recourse pursuant to the Joint Position, to establish a minimum level of direct billings in the future.
In fact, the Service Agreement emphasizes that the highest priority is to directly assign costs wherever possible.

The Board notes that ServeCo's current practice is for all employees to use positive time keeping rather than exception time keeping which aids ServeCo in its efforts to increase direct billings. The method of positive time keeping requires employees to track their activities on half hour increments rather than exception time keeping whereby employees are not required to track activities unless they vary from their normal daily activities or their services are provided to a different entity. It should be further noted that, in accordance with the Joint Position, these costs will be subject to review in any future rate case proceedings. Accordingly, the Board HEREBY REJECTS the RPA's proposal with respect to direct billing.

The RPA also proposes that ten percent (rather than five percent) of indirect corporate overhead costs that cannot be directly assigned or charged to an associate company should be assigned to FirstEnergy Corp. before the remaining balance is allocated using the allocation formula. The Ratepayer Advocate's argument is based on the fact that one other New Jersey electric utility (Atlantic City Electric Company) recently agreed to assign 10% of such cost to the parent company. In response to the Ratepayer Advocate's position, the Company in its comments states that based on a review of the 2004 Forms U-13-60 filed by both FirstEnergy and Pepco (Atlantic City Electric Company's parent), FirstEnergy charges a significantly higher percentage of total service company charges to its parent company than does the Pepco system. This is primarily because in the Pepco system almost all charges to the parent company are indirect, while FirstEnergy direct charges a significant amount to the parent. As stated earlier each holding company structure, as well as holding company policies and service agreements are uniquely different and should be evaluated independently and on their own merits. Moreover, in approving First Energy's Service Agreement, the SEC did not mandate that ten percent of indirect corporate overhead costs that cannot be directly assigned or charged to any associate company be assigned to FirstEnergy Corp. before the remaining balance is allocated using the allocation formula as it did in other cases.

As set forth in the Joint Position, Board Staff has reserved its rights to review the appropriateness f any such allocations, and to recommend an adjustment in rates in JCP&L's next base rate case to disallow recovery of any portion of the indirect costs included in the test period which in the view of Board Staff should have been allocated to FirstEnergy Corp. The Ratepayer Advocate will also be able to review such allocations and recommend an adjustment in rates in JCP&L's future base rate cases. The Board reserves its right to make any such adjustment as may be appropriate in future base rate cases. Accordingly, the Board is satisfied that the provision on the percentage allocated to FirstEnergy Corp. in the Joint Position is sufficient and represents a reasonable resolution that should enable the parties and the Board to properly review the appropriate level in future rate proceedings.

In addition, there is a currently pending SEC Audit of ServeCo which will review the percentage allocated to the FirstEnergy Corporation. If the SEC deems the five percent an inappropriate allocation, the 2002 Service Agreement must be amended to reflect such a change. Moreover, in the Joint Position, Board Staff reserves its right to review the 2002 Service Agreement in response to any SEC Audit Report and Order, including the currently pending one. The Ratepayer Advocate will similarly be able to review the Service Agreement under such


                                       9
                                                       BPU Docket Nos EM02100777
                                                                  and EE98050267
circumstances. Similarly, the Board reserves its rights to require changes to the 2002 Service Agreement which it finds appropriate as a result of any audit. Therefore, the Board HEREBY REJECTS the comments submitted by the Ratepayer Advocate regarding the percentage of indirect costs that should be borne by FirstEnergy Corporation.

The Ratepayer Advocate also raised a concern with respect to the repeal of PUHCA pursuant to the EPAct 2005 and its potential effects on the 2002 Service Agreement. The Ratepayer Advocate requests that the Board establish a procedure for a future review of the Service Agreement to ensure that ratepayers are adequately protected post-PUHCA.

On August 1, 2005, in Docket No. AX050706414, the Board ordered Staff to analyze the impact of the repeal of PUHCA on New Jersey consumers. As part of the analysis, Staff will provide the Board with policy options, including, but not limited to, proposed regulations that, within the Board's existing statutory authority, would compensate for lost PUHCA protections. The Board shares the Ratepayer Advocate's concerns with regard to the repeal of PUHCA and its effects on the 2002 Service Agreement, but notes that this issue will be further reviewed in Docket No. AX05070641 in which the Ratepayer Advocate will have an opportunity to comment. In addition, the Board notes that the amended Joint Position provides significant protections for JCP&L's ratepayers in a post-PUHCA environment. The Board reserves its rights to require changes to the 2002 Service Agreement to reflect post-PUHCA measures which the Board may adopt.

The final concern raised by the RPA is a request that SEC documents supplied to Staff pursuant to the Joint Position should also be provided to the RPA. The Board agrees with this request and accordingly, THEREBY MODIFIES the Joint Position to require the Company to provide the Ratepayer Advocate with copies of any and all "60-day" letters, and supporting documentation sent by ServeCo to the SEC or any Successor Agency concerning proposed changes in the 2002 Service Agreement.

The Board, having reviewed the attached amended Joint Position signed by JCP&L and Board Staff and the letter submitted by the Ratepayer Advocate, is satisfied that the amended Joint Position, as modified herein, represents a fair and reasonable resolution of the issues and is in the public interest. The Board FINDS the Joint Position is in compliance with the Affiliate Relations, Fair Competition and Accounting Standards and Related Reporting Requirements. Moreover, the Joint Position and Service Agreement represents a fair and reasonable direct assignment and attribution of costs to JCP&L given the decentralization of operations and transfer of those functions back to the individual utilities and encourages the Company to continually improve in the area of directly assigning costs. The Service Agreement has no negative impact on safe, adequate, and proper service and reliability within JCP&L's service territory. There are however, proper controls in place for JCP&L to review its services and to opt out of any ServeCo services without any penalty. Accordingly the Board HEREBY ADOPTS the attached amended Joint Position and, with the reservations set forth herein, HEREBY APPROVES the Service Agreement between JCP&L and FirstEnergy Service Company.


DATED: 12/14/05                          BOARD OF PUBLIC UTILITIES
                                         BY:


                                -----------------
                                  JEANNE M. FOX
                                    PRESIDENT


                                       10
                                                       BPU Docket Nos EM02100777
                                                                  and EE98050267

----------------------                                 -----------------------
FREDERICK F. BUTLER                                    CONNIE O. HUGHES
COMMISSIONER                                           COMMISSIONER


                               ------------------
                                   JACK ALTER
                                  COMMISSIONER


ATTEST:


     KRISTI IZZO
     SECRETARY


                                       11
                                                       BPU Docket Nos EM02100777
                                                                  and EE98050267